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                                                  January 18, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:   SeaBright Insurance Holdings, Inc.
               Registration Statement on Form S-1
               (No. 333-119111)

Ladies and Gentlemen:

         We hereby join SeaBright Insurance Holdings, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 1:30 PM, Eastern Time, on January 19, 2005.

         In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 3, 2005:

         Underwriters: 70
         Dealers: 0
         Individuals and Corporations: 2,227



                                   Very truly yours,

                                   FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                                   PIPER JAFFRAY & CO.
                                   COCHRAN, CARONIA & CO.

                                   By:  Friedman, Billings, Ramsey & Co., Inc.


                                        By:  /s/ James R. Kleeblatt
                                           -----------------------------------
                                             Name:  James R. Kleeblatt
                                             Title:  Senior Managing Director